SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 -------------

                                 SCHEDULE 14D-9
                                 (RULE 14d-101)

                   SOLICITATION/RECOMMENDATION STATEMENT UNDER
             SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934
                               (Amendment No. 13)

                               DIME BANCORP, INC.
                            (Name of Subject Company)


                               DIME BANCORP, INC.
                      (Name of Person(s) Filing Statement)

                     COMMON STOCK, PAR VALUE $0.01 PER SHARE
           (INCLUDING THE ASSOCIATED PREFERRED STOCK PURCHASE RIGHTS)
                         (Title of Class of Securities)

                                     25429Q
                      (CUSIP Number of Class of Securities)

                              JAMES E. KELLY, ESQ.
                                 GENERAL COUNSEL
                               DIME BANCORP, INC.
                                589 FIFTH AVENUE
                                    3RD FLOOR
                            NEW YORK, NEW YORK 10017
                                 (212) 326-6170
 (Name, address and telephone number of person authorized to receive notice and communications on behalf of the person(s) filing statement)

                                    Copy to:

                             MITCHELL S. EITEL, ESQ.
                               SULLIVAN & CROMWELL
                                125 BROAD STREET
                            NEW YORK, NEW YORK 10004
                                 (212) 558-4000

[] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

         This Amendment No. 13 amends and supplements the solicitation/ recommendation statement on Schedule 14D-9 filed with the Securities and Exchange Commission on March 21, 2000, as subsequently amended on March 21, 2000, March 22, 2000, March 24, 2000, March 30, 2000, April 6, 2000, April 7,
2000, April 12, 2000, April 14, 2000, May 1, 2000, May 2, 2000, May 19, 2000,
and May 24, 2000 (as so amended, the "Schedule 14D-9"), by Dime Bancorp, Inc., a Delaware corporation ("Dime"), in relation to the exchange offer disclosed in the Schedule TO, dated March 15, 2000 (as amended from time to time, the "Schedule TO"), of North Fork Bancorporation, Inc., a Delaware corporation ("North Fork"), and Fleet Boston Corporation, a Rhode Island corporation ("FleetBoston"), to exchange each issued and outstanding share of Dime common stock, par value $0.01 per share, for 0.9302 of a share of North Fork common stock, par value $0.01 per share, and $2.00 in cash, upon the terms and subject to the conditions described in the Schedule TO, the Registration Statement filed on Form S-4 by North Fork on March 15, 2000 and the Prospectus relating to North Fork's common stock dated March 14, 2000 and contained therein (each of which may be amended from time to time and each of which is an Exhibit and incorporated by reference into North Fork's Schedule TO).

ITEM 4. THE SOLICITATION OR RECOMMENDATION.

Item 4 is hereby supplemented and amended by adding the following:

         On May 24, 2000, Dime began sending to its shareholders the letter of Lawrence J. Toal, dated May 24, 2000, that is included herewith as Exhibit
(a)(27) and is incorporated herein by reference.

Item 9. Exhibits.

Item 9 is hereby supplemented and amended by adding the following:


     Exhibit
     Number                            Description
     ------                            -----------

     (a)(27)                           Letter to Shareholders dated May 24, 2000

                                    SIGNATURE

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                           DIME BANCORP, INC.


                                           By:   /s/ James E. Kelly
                                              ---------------------

                                           Name:   James E. Kelly
                                           Title:  General Counsel


Dated: May 24, 2000

                                  EXHIBIT INDEX



     Exhibit
     Number                            Description
     ------                            -----------

     (a)(27)                           Letter to Shareholders dated May 24, 2000

                                                                 Exhibit (a)(27)

                                   [Dime Logo]

                               DIME BANCORP, INC.

                                                     May 24, 2000


Dear Fellow Shareholder:

         In connection with its hostile takeover attempt of Dime, North Fork Bancorporation, Inc. has requested that Dime shareholders tender their shares to North Fork. Dime's Board of Directors has rejected the North Fork offer and has recommended that Dime shareholders not tender their shares. We are confident that there are better alternatives to the North Fork offer and we have undertaken a comprehensive exploration of strategic options.

         We are undertaking this process with no bias towards a particular strategic outcome. Rather, we are committed to taking the actions that, after our review, we believe to be in the best interests of Dime shareholders. Today, we disclosed that we are in the preliminary stages of negotiations with parties concerning the possibility of a strategic transaction. However, it is equally important to understand that while we are committed to proceeding expeditiously, we will not be pressured or rushed into a premature conclusion.

         I want to reiterate that Dime's Board of Directors has rejected North Fork's hostile takeover offer because we believe that it is based on unachievable assumptions, has considerable integration risk and would provide an inadequate return to Dime shareholders.

         With respect to the risks attendant to successfully integrating Dime's operations into North Fork, North Fork has itself said, "We have not previously acquired an organization comparable to Dime or where there is a potential for management to be uncooperative in the integration process." Similarly, North Fork has acknowledged, "There is no guarantee that we will achieve projected cost savings."

         The financial inadequacy of the North Fork offer is underscored by the prices that have been paid in connection with recently announced acquisitions. North Fork's offer is well below the prices paid by those buyers. North Fork's offer for Dime is also well below the prices that North Fork paid in connection with its two most recent acquisitions. In the case of JSB Financial, North Fork's price was 13.8 times earnings and 154% of book value, while its price for Reliance Bancorp was 16.9 times earnings and 199% of book value. Yet, based on yesterday's closing stock prices, North Fork still proposes that Dime shareholders tender their shares and accept an offer of only 7.3 times Dime's estimated annual earnings in 2000 and 116% of its book value.

         You should also be aware that North Fork cannot accept any shares that are tendered because numerous conditions that it imposed are not satisfied, including regulatory approvals. Therefore, we expect the North Fork offer to be extended to some later date. Again, the offer cannot close on May 31st.

         I can assure you that your Board and senior management will not tender a single share to North Fork in response to this unacceptably low and high-risk offer, and I strongly urge you to join with us and not tender your shares to North Fork.

                                             Sincerely yours,



                                             Lawrence J. Toal
                                             Chief Executive Officer


         Investors are urged to read Dime's solicitation/recommendation statement filed with the Securities and Exchange Commission on Schedule 14D-9 on March 21, 2000 in connection with North Fork's exchange offer for Dime common stock, and any amendments or supplements to the statement when they become available, because they contain important information. Each of these documents has been or will be filed with the SEC and investors may obtain them for free from the SEC at the SEC's website (www.sec.gov) or from Dime by directing such request to: Dime Bancorp, Inc., Investor Relations Dept., 589 Fifth Avenue, New York, NY 10017, telephone 212-326-6170, or to Innisfree M&A Incorporated at 1-888-750-5834.

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